Exhibit 99.1

Pharvaris Provides Regulatory, Clinical, and Corporate Updates

ZUG, Switzerland, January 9, 2023 – Pharvaris (Nasdaq: PHVS), a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, today provided business updates and company highlights.

Business Updates and Company Highlights

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Meeting minutes from Type A meeting with U.S. Food and Drug Administration (FDA) received. Pharvaris will conduct a 26-week rodent toxicology study to resolve the clinical holds in the U.S. The protocol for this nonclinical study has been submitted to the FDA for review.

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FDA approval of dosing of final U.S. participants in RAPIDe-1 received. The FDA has agreed to partially lift the hold on on-demand to allow the two remaining U.S. participants in RAPIDe-1 to complete treatment of the last attack per the protocol. Positive top-line data from RAPIDe-1 was announced in December 2022. RAPIDe-2, a long-term extension study of PHVS416 for the on-demand treatment of HAE, is currently on hold in the U.S. and is underway outside the U.S.

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Top-line data from CHAPTER-1, a global Phase 2 study of PHVS416 for the prophylactic treatment of HAE attacks, anticipated 2H2023. CHAPTER-1 is currently on hold in the U.S. All active sites outside of the U.S. continue to recruit participants in the CHAPTER-1 clinical study. After being notified of the clinical holds in the U.S. by the FDA, Pharvaris informed country-specific regulatory authorities in Canada, Europe, Israel, and the UK regarding the clinical holds in the U.S. To date, the regulatory status of the CHAPTER-1 study outside the U.S. remains unchanged. Based on the Company’s current assumptions regarding ex-U.S. regulatory status and enrollment, Pharvaris anticipates announcing top-line data from the CHAPTER-1 trial in 2H2023.

•	Cash runway into 4Q2024. Pharvaris remains diligent in its operational management and is focusing on its existing clinical HAE pipeline to extend runway into 4Q2024.

Upcoming Data Presentation

•	American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting. San Antonio, TX, February 24-27, 2023. Details for the accepted poster presentation at AAAAI are as follows:
o	Title: Efficacy And Safety Of Bradykinin B2 Receptor Inhibition With Oral PHVS416 In Treating Hereditary Angioedema Attacks: Results Of RAPIDe-1 Phase 2 Trial
o	Presenter: Prof. Marcus Maurer
o	Date, Time: Sunday, February 26, 2023, 9:45-10:45 a.m. CST

About Pharvaris

Pharvaris is a clinical-stage company developing novel, oral bradykinin-B2-receptor antagonists to treat and prevent HAE attacks, building on its deep-seated roots in HAE. By directly targeting this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE safe, effective and convenient alternatives to treat attacks, for both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Forward-Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical holds on PHA121 clinical trials in the U.S.; the expected timing, progress, or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in mid-stage global clinical trials and are currently on hold in the U.S. as a result of the clinical holds; risks associated with the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials; the timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact
Maryann Cimino
Director of Corporate Relations
maryann.cimino@pharvaris.com
+1-617-710-7305